UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                ----------------------------------------------
In the matter of

CSW Energy, Inc.                                       REPORT FOR PERIOD
Dallas, Texas  75266-0789                                July 1, 2001 to
                                                      September 30, 2001

File No.  070-08205                                  PURSUANT TO RULE 24


         This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of CSW or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.

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Exhibit A

                                                     CSW Energy, Inc.

                                             LETTERS OF CREDIT AND GUARANTEES
                                                 Pursuant to Order 70-8205
                                                    at September 30, 2001


                                         FEES      FEES      REFERENCE
PROJECT           *     AMOUNT     PD   PAYABLE   NUMBER      MATURITY      BENEFICIARY    OBLIGOR        PURPOSE          AUTHORITY
-------          ---

Trent Wind Farm  LC   $2,575,000   N/A   0.28%  SBLC0023/00  May 2002  TXU Electric Company  CSW   Construction Performance  70-8205



*  G   - Guarantee
  LC - Letter of Credit



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                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 9th day of November, 2001.

                                                  CSW Energy, Inc.


                                                   /s/  Armando Pena
                                          -----------------------------

                                                   Armando Pena

                                                   Treasurer